                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-9C-3

                     QUARTERLY REPORT PURSUANT TO RULE 58 OF

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended June 30, 2005

                            CENTERPOINT ENERGY, INC.
                      (NAME OF REGISTERED HOLDING COMPANY)

                      1111 Louisiana, Houston, Texas 77002
                    (Address of Principal Executives Offices)

                      Inquiries concerning this Form U-9C-3
                           may be directed to either:

                              Walter L. Fitzgerald
                          Vice President and Controller
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7425

                                       OR

                                   Rufus Scott
                     Vice President & Deputy General Counsel
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                            CENTERPOINT ENERGY, INC.

                                   FORM U-9C-3

                       FOR THE QUARTER ENDED JUNE 30, 2005

                                Table of Contents

                                                                            Page
                                                                            ----
Item 1   Organization Chart..............................................     3
Item 2   Issuances and Renewals of Securities and Capital Contributions..     6
Item 3   Associated Transactions.........................................     7
Item 4   Summary of Aggregate Investment.................................    11
Item 5   Other Investments...............................................    12
Item 6   Financial Statements and Exhibits...............................    13
         Signature.......................................................    14

ITEM 1. ORGANIZATION CHART

                                                                                         PERCENTAGE
                                            ENERGY OR                                     OF VOTING
                                           GAS RELATED        DATE OF       STATE OF     SECURITIES
NAME OF REPORTING COMPANY                    COMPANY       ORGANIZATION   ORGANIZATION      HELD            NATURE OF BUSINESS
--------------------------------------   ---------------   ------------   ------------   ----------   ------------------------------
CenterPoint Energy, Inc.                 Holding Company

   Utility Holding Company, LLC(a)       Intermediate
                                         Holding Company
      Subsidiaries of Utility Holding
      Company, LLC:

CenterPoint Energy Power Systems,        Energy Related     04/27/2000         Del           100%     Formed to develop and
Inc.                                                                                                  commercialize fuel cell
                                                                                                      technology.

CenterPoint Energy Products, Inc.        Energy Related     01/27/1993         Del           100%     Company formerly sold
                                                                                                      various products to
                                                                                                      commercialize its
                                                                                                      intellectual property
                                                                                                      relating to its energy
                                                                                                      business.  The company's
                                                                                                      only current activity
                                                                                                      relates to investigating
                                                                                                      technology of broadband
                                                                                                      over power lines.

Utility Rail Services, Inc.*             Energy Related     06/10/1993         Del           100%     Formerly provided rail
                                                                                                      car maintenance services.
                                                                                                      Company has no current
                                                                                                      activity/operations.

CenterPoint Energy Resources Corp.
  Subsidiaries of CenterPoint Energy
                    Resources Corp.:
ALG Gas Supply Company*                  Energy Related     01/11/1982         Del           100%     Formerly engaged in gas
                                                                                                      marketing.

Arkla Industries, Inc.                   Energy Related     09/04/1957         Del           100%     Previously manufactured
                                                                                                      appliances and now
                                                                                                      handles recall issues.

Arkla Products Company*                  Energy Related     12/11/1987         Del           100%     Formerly manufactured gas
                                                                                                      grills.

CenterPoint Energy Alternative Fuels,    Energy Related     02/25/1997         Tex           100%     Formed to establish commercial
Inc.                                                                                                  retail outlets to promote,
                                                                                                      market, distribute, and sell
                                                                                                      compressed natural gas.

CenterPoint Energy Field Services,       Gas Related        10/12/1993         Del           100%     A natural gas gathering
Inc.                                                                                                  company.

CenterPoint Energy Gas Processing,       Gas Related        10/25/1995         Del           100%     Owns an interest in a natural
Inc.                                                                                                  gas processing plant.

                                                                                         PERCENTAGE
                                            ENERGY OR                                     OF VOTING
                                           GAS RELATED        DATE OF       STATE OF     SECURITIES
NAME OF REPORTING COMPANY                    COMPANY       ORGANIZATION   ORGANIZATION      HELD            NATURE OF BUSINESS
--------------------------------------   ---------------   ------------   ------------   ----------   ------------------------------
   Waskom Gas Processing Company         Gas Related           1995            Tex            50%     General partnership between
                                                                                                      CenterPoint Energy Gas
                                                                                                      Processing and Prism Gas
                                                                                                      Systems, Inc. and owns a gas
                                                                                                      processing plant in Harrison
                                                                                                      County, Texas.

CenterPoint Energy Gas Transmission      Gas Related        01/31/1992         Del           100%     Interstate gas pipeline
Company                                                                                               system.

CenterPoint Energy Hub Services, Inc.*   Gas Related        02/16/1994         Del           100%     Formerly provided agency
                                                                                                      services in gas
                                                                                                      transportation.

CenterPoint Energy  Illinois Gas         Gas Related        06/30/1998         Del           100%     Owns and operates a short
Transmission Company                                                                                  intrastate gas transmission
                                                                                                      company in the state of
                                                                                                      Illinois.

CenterPoint Energy Intrastate            Gas Related        06/26/1998         Del           100%     Holding Company for Pine
Holdings, LLC                                                                                         Pipeline LLC.

   Pine Pipeline Acquisition Company,    Gas Related        05/22/1998         Del          81.4%     CenterPoint Energy and
   LLC                                                                                                Louisiana Gas Services jointly
                                                                                                      own an LLC that owns a small
                                                                                                      intrastate pipeline in
                                                                                                      Northern Louisiana.

CenterPoint Energy Services, Inc.        Energy Related     10/18/1995         Del           100%     Engaged in natural gas
                                                                                                      marketing.

CenterPoint Energy Mississippi River     Gas Related        09/03/1958         Del           100%     Interstate gas pipeline
Transmission Corporation                                                                              system.

   CenterPoint Energy  MRT Services      Energy Related     08/28/1995         Del           100%     Its sole purpose is the
   Company                                                                                            ownership of a canal, which
                                                                                                      carries inlet water to
                                                                                                      generating plants in
                                                                                                      California. The Company is to
                                                                                                      be divested.

   CenterPoint Energy  Pipeline          Gas Related        11/13/1997         Del           100%     Offers engineering, project
   Services, Inc.                                                                                     management, construction
                                                                                                      management, pipeline operation
                                                                                                      and other turn-key
                                                                                                      construction and project
                                                                                                      management solutions for
                                                                                                      companies.

CenterPoint Energy OQ, LLC               Energy Related     03/23/2000         Del           100%     Owns 50% partnership interest
                                                                                                      in OQ Partners.

                                                                                         PERCENTAGE
                                            ENERGY OR                                     OF VOTING
                                           GAS RELATED        DATE OF       STATE OF     SECURITIES
NAME OF REPORTING COMPANY                    COMPANY       ORGANIZATION   ORGANIZATION      HELD            NATURE OF BUSINESS
--------------------------------------   ---------------   ------------   ------------   ----------   ------------------------------
   OQ Partners                           Energy Related     03/22/2000         Tex            50%     Developing & marketing
                                                                                                      training modules for operator
                                                                                                      qualification rule compliance
                                                                                                      and record keeping.

Entex Gas Marketing Company*             Energy Related      4/23/1987         Tex           100%     Formerly engaged in natural
                                                                                                      gas marketing.

Entex NGV, Inc.*                         Energy Related      6/03/1993         Del           100%     Formed to market compressed
                                                                                                      natural gas and natural gas
                                                                                                      vehicles.

Entex Oil & Gas Company*                 Gas Related         9/05/1977         Tex           100%     Formerly pursued oil and gas
                                                                                                      exploration and production.

CenterPoint Energy Intrastate            Gas Related        11/19/1977         Tex           100%     Intrastate gas transmission in
Pipelines, Inc.                                                                                       Texas and Louisiana.

Minnesota Intrastate Pipeline Company    Gas Related        10/06/1993         Del           100%     Gas transmission. Owns
                                                                                                      pipeline in Minnesota.

National Furnace Company                 Energy Related      6/14/1976         Tex           100%     Exists for fulfill obligations
                                                                                                      on furnaces it formerly sold.

Noram Utility Services, Inc. *           Energy Related     08/28/1995         Del           100%     Company has no current
                                                                                                      activity/operations.
                                                                                                      Previously provided line
                                                                                                      locating and related services.

CenterPoint Energy Offshore Management   Gas Related        04/15/2005         Del           100%     Operations and maintenance
Services, LLC                                                                                         management services for
                                                                                                      natural gas operations.

(a) CenterPoint Energy Utility Holding Company, LLC is a wholly-owned, registered public utility holding company subsidiary of CenterPoint Energy, Inc. CenterPoint Energy Power Systems, Inc., CenterPoint Energy Products, Inc., Utility Rail Services, Inc. and CenterPoint Energy Resources Corp. are direct, wholly owned subsidiaries of Utility Holding Company, LLC. Other companies are direct or indirect subsidiaries of CenterPoint Energy Resources Corp, as indicated.

*-   operationally inactive entity

LLC: Limited Liability Corporation

ITEM 2.-ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

                                                         Person to
 Company    Type of   Principal                            whom       Collateral   Consideration
 issuing   security   amount of   Issue or   Cost of   security was   given with    received for
security    issued     security    renewal   capital      issued       security    each security
--------   --------   ---------   --------   -------   ------------   ----------   -------------
None

ITEM 3.-ASSOCIATED TRANSACTIONS

Part I.-Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

   Reporting
    Company                                           Types of                                       Cost
   Rendering             Associate Company            Services     Direct Costs   Indirect Costs     of      Total Amount
   Services             Receiving Services            Rendered        Charged         Charged      Capital      Billed
--------------   --------------------------------   ------------   ------------   --------------   -------   ------------
Minnesota        CenterPoint Energy Minnesota Gas   Gas               $   348           $--          $--        $   348
Intrastate                                          sales
Pipeline                                            purchases
Company

CenterPoint      CenterPoint Energy Intrastate      Admin Staff            --            --           --             --
Energy           Pipelines
Services, Inc.

CenterPoint      CenterPoint Energy Gas             Gas Sales/          1,414            --           --          1,414
Energy           Transmission                       Gas Trans/
Mississippi                                         Rev Storage
River
Transmission

CenterPoint      CenterPoint Energy Services,       Gas Sales/          3,064            --           --          3,064
Energy           Inc.                               Gas Trans/
Mississippi                                         Rev Storage
River
Transmission

CenterPoint      CenterPoint Energy Mississippi     Other                  --            --           --             --
Energy Gas       River Transmission                 Operating
Transmission                                        Revenue

CenterPoint      CenterPoint Energy Field           Prod. Extr.         1,643            --           --          1,643
Energy Gas       Services
Transmission

CenterPoint      CenterPoint Energy Arkla           Gas Trans/         21,682            --           --         21,682
Energy Gas                                          Rev Storage
Transmission

CenterPoint      CenterPoint Energy Services,       Gas Sales/          3,294            --           --          3,294
Energy Gas       Inc.                               Gas Trans/
Transmission                                        Rev Storage/
                                                    Other
                                                    Operating
                                                    Rev

CenterPoint      CenterPoint Energy Mississippi     Other Oper         11,271            --           --         11,271
Energy           River Transmission                 Rev/ Other
Pipeline                                            Oper/ Cust
Services                                            Svc Rev

CenterPoint      CenterPoint Energy Gas             Other Oper         25,501            --           --         25,501
Energy           Transmission                       Rev/ Other
Pipeline                                            Oper/ Cust
Services                                            Svc Rev

CenterPoint      CenterPoint Energy Field           Other Oper          1,139            --           --          1,139
Energy           Services                           Rev/ Other
Pipeline                                            Oper/ Cust
Services                                            Svc Rev

CenterPoint      CenterPoint Energy Arkla           Other Oper             59            --           --             59
Energy                                              Rev/ Other
Pipeline                                            Oper
Services

CenterPoint      CenterPoint Energy Minnesota Gas   Other                  --            --           --             --
Energy                                              Operations
Pipeline
Services

CenterPoint      CenterPoint Energy Entex           Other                  35            --           --             35
Energy                                              Operations
Pipeline
Services

CenterPoint      CenterPoint Illinois Gas           Other Oper             93            --           --             93
Energy           Transmission                       Rev/ Other
Pipeline                                            Oper
Services

   Reporting
    Company                                           Types of                                       Cost
   Rendering             Associate Company            Services     Direct Costs   Indirect Costs      of     Total Amount
   Services             Receiving Services            Rendered        Charged         Charged      Capital      Billed
--------------   --------------------------------   ------------   ------------   --------------   -------   ------------
CenterPoint      Pine Pipeline Acquisition          Other Oper              1            --           --              1
Energy                                              Rev/ Other
Pipeline                                            Oper
Services

CenterPoint      CenterPoint Energy Mississippi     Other                 141            --           --            141
Energy Field     River Transmission                 Operating
Services                                            Revenue

CenterPoint      CenterPoint Energy Gas             Gas Trans             563            --           --            563
Energy Field     Transmission                       Rev/ Other
Services                                            Oper Rev

CenterPoint      CenterPoint Energy Arkla           Gas Sales              --            --           --             --
Energy Field
Services

CenterPoint      CenterPoint Energy Services,       Gas Sales/          6,729            --           --          6,729
Energy Field     Inc.                               Gas Trans
Services                                            Rev/ Other
                                                    Oper Rev

CenterPoint      CenterPoint Energy Entex           Other                   2            --           --              2
Energy Field                                        Operating
Services                                            Revenue

CenterPoint      CenterPoint Energy Field           Prod. Extr.             6            --           --              6
Energy Gas       Services
Processing

CenterPoint      CenterPoint Energy Mississippi     Gas Sales              --            --           --             --
Energy           River Transmission
Services, Inc.

CenterPoint      CenterPoint Energy Field           Gas Resale            447            --           --            447
Energy           Services
Services, Inc.

CenterPoint      CenterPoint Energy Arkla           Gas Sales/          5,757            --           --          5,757
Energy                                              Gas Resale
Services, Inc.

CenterPoint      CenterPoint Energy Minnesota Gas   Gas Resale             --            --           --             --
Energy
Services, Inc.

CenterPoint      CenterPoint Energy Intrastate      Gas Resale         36,702            --           --         36,702
Energy           Pipeline
Services, Inc.

CenterPoint      CenterPoint Energy Entex           Gas Sales/         36,758            --           --         36,758
Energy                                              Gas Resale
Services, Inc.

CenterPoint      LA Trans Div of Entex              Gas Resale         12,374            --           --         12,374
Energy
Services, Inc.

CenterPoint      CenterPoint Energy Services,       Gas                    --            --           --             --
Energy           Inc.                               Transmission
Intrastate
Pipeline

CenterPoint      CenterPoint Energy Entex           Gas Resale/           106            --           --            106
Energy                                              Gas Trans
Intrastate
Pipeline

CenterPoint      CenterPoint Energy Arkla           Other                  10            --           --             10
Energy                                              Operations
Alternative
Fuels

CenterPoint      CenterPoint Energy Entex           Other                  14            --           --             14
Energy                                              Operations
Alternative
Fuels

Part II.-Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

   Associate
    Company                                         Types of                  Indirect     Cost     Total
   Rendering             Reporting Company          Services   Direct Costs     Costs       of     Amount
   Services             Receiving Services          Rendered     Charged      Charged    Capital   Billed
--------------   --------------------------------   --------   ------------   --------   -------   ------
CenterPoint      CenterPoint Energy                     1         $2,882       $1,552      $211    $4,645
Energy Service   Gas Transmission Co.
Company, LLC

CenterPoint      CenterPoint Energy                     1            822          565         2     1,389
Energy Service   Services, Inc.
Company, LLC

CenterPoint      CenterPoint Energy                     1            400          458         1       859
Energy Service   Field Services, Inc.
Company, LLC

CenterPoint      CenterPoint Energy                     1            200            2        --       202
Energy Service   Mississippi River Transportation
Company, LLC

CenterPoint      CenterPoint Energy                     1            155            1        --       156
Energy Service   Pipeline Services, Inc.
Company, LLC

CenterPoint      CenterPoint Energy                     1             68           --        --        68
Energy Service   Products, Inc.
Company, LLC

CenterPoint      CenterPoint Energy                     1              8           --        --         8
Energy Service   Alternative Fuels, Inc.
Company, LLC

CenterPoint      CenterPoint Energy                     1              2           --        --         2
Energy Service   Offshore Management
Company, LLC     Services, LLC

CenterPoint      CenterPoint Energy                     1              1           --        --         1
Energy Service   Power Systems, Inc.
Company, LLC

CenterPoint      CenterPoint Energy                     1              1           --        --         1
Energy Service   Illinois Gas Transmission
Company, LLC

CenterPoint      National Furnace                       1              1           --        --         1
Energy Service   Company
Company, LLC

CenterPoint      CenterPoint Energy                     1              1           --        --         1
Energy Service   Pine Pipeline Acquisition Co.
Company, LLC

(1) Services provided include Information Technology, Shared Services, Legal, Finance, Human Resources, and Corporate Communications

    Associate
     Company                                                  Types of                         Indirect     Cost     Total
    Rendering              Reporting Company                  Services          Direct Costs     Costs       of     Amount
    Services              Receiving Services                  Rendered            Charged       Charged   Capital   Billed
----------------   --------------------------------   -----------------------   ------------   --------   -------   ------
CenterPoint        CenterPoint Energy                 Broadband over                 278          --         --       278
Energy Houston     Products, Inc.                     Power line services
Electric

CenterPoint        CenterPoint Energy                 GIS services                    --          --         --        --
Energy Houston     Pipeline Services, Inc.
Electric

CenterPoint        CenterPoint Energy                 Rent                            --          --         --        --
Energy Arkla       Pipeline Services, Inc.

CenterPoint        CenterPoint Energy                 IT Telecom                      --          --         --        --
Energy Arkla       Gas Transmission Co.

CenterPoint        CenterPoint Energy                 Gas sales and balancing          1          --         --         1
Energy Minnesota   Services, Inc.
Gas

CenterPoint        CenterPoint Energy                 Line locating                   --          --         --        --
Entex              Houston Electric

CenterPoint        CenterPoint Energy                 Marketing, admin                --          --         --        --
Entex              Intrastate Pipeline                staff, rates

CenterPoint        CenterPoint Energy                 Payroll                         --          --         --        --
Entex              Alternative Fuels, Inc.

CenterPoint        CenterPoint Energy                 Marketing, admin                --          --         --        --
Entex              Intrastate Pipelines, Inc.         staff, rates

ITEM 4.-SUMMARY OF AGGREGATE INVESTMENT (IN THOUSANDS)

Investments in energy-related companies:

   Total consolidated                                                           $10,029,471                Line 1
   capitalization as of June 30, 2005

   Total capitalization multiplied by 15%
   (Line 1 multiplied by 0.15)                                                    1,504,421                Line 2

   Greater of $50 million or line 2                                                           $1,504,421   Line 3


   Total current aggregate investment:
   (categorized by major line of energy-related business)

   (Category 3)                                                                 $    (3,520)
      Natural gas vehicles
   (Category 4)                                                                     (13,156)
      Appliance Sales
   (Category 5)                                                                      (8,397)
      Energy Marketing
   (Category 7)                                                                       1,575
      Services
                                                                                -----------
         Total current aggregate Investment                                                      (23,498)  Line 4
                                                                                              ----------
   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                                       $1,480,923   Line 5
                                                                                              ----------

Investments in gas-related companies:

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Gas related business category 1                                           $ 1,466,559
      (Category 1) Transportation or
      storage of natural gas
      Gas related business category 2                                                30,141
      (Category 2) Supply of natural gas
                                                                                -----------
         Total current aggregate investment                                                   $1,496,700
                                                                                              ----------

ITEM 5.-OTHER INVESTMENTS (IN THOUSANDS)

                        Other Investment   Other Investment      Reason for
Major Line of Energy-        in Last           in This          Difference in
 Related Business (a)     U-9C-3 Report      U-9C-3 Report    Other Investment
---------------------   ----------------   ----------------   ----------------
None

ITEM 6.-FINANCIAL STATEMENTS AND EXHIBITS

A. Current Period Financial Statements: (filed with a request for confidential treatment)

CenterPoint Energy Power Systems, Inc. Balance Sheet as of June 30, 2005

CenterPoint Energy Power Systems, Inc. Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Products, Inc. Balance Sheet as of June 30, 2005

CenterPoint Energy Products, Inc. Statement of Operations for the three and six months ended June 30, 2005

Arkla Industries, Inc. Balance Sheet as of June 30, 2005

Arkla Industries, Inc. Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Alternative Fuels, Inc. Balance Sheet as of June 30, 2005

CenterPoint Energy Alternative Fuels, Inc. Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Field Services, Inc. Balance Sheet as of June 30, 2005

CenterPoint Energy Field Services, Inc. Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Gas Processing, Inc. Balance Sheet as of June 30, 2005

CenterPoint Energy Gas Processing, Inc. Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Gas Transmission Co. Balance Sheet as of June 30, 2005

CenterPoint Energy Gas Transmission Co. Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Illinois Gas Transmission Co. Balance Sheet as of June 30,
2005

CenterPoint Energy Illinois Gas Transmission Co. Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Intrastate Holdings, LLC Balance Sheet as of June 30, 2005

CenterPoint Energy Intrastate Holdings, LLC Statement of Operations for the three and six months ended June 30, 2005

Pine Pipeline Acquisition Company, LLC Balance Sheet as of June 30, 2005

Pine Pipeline Acquisition Company, LLC Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Services, Inc. Balance Sheet as of June 30, 2005

CenterPoint Energy Services, Inc. Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Mississippi River Transmission Corp. Balance Sheet as of June 30, 2005

CenterPoint Energy Mississippi River Transmission Corp. Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy MRT Services Company Balance Sheet as of June 30, 2005

CenterPoint Energy MRT Services Company Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Pipeline Services, Inc. Balance Sheet as of June 30, 2005

CenterPoint Energy Pipeline Services, Inc. Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy OQ, LLC Balance Sheet as of June 30, 2005

CenterPoint Energy OQ, LLC Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Intrastate Pipelines, Inc. Balance Sheet as of June 30, 2005

CenterPoint Energy Intrastate Pipelines, Inc. Statement of Operations for the three and six months ended June 30, 2005

Minnesota Intrastate Pipeline Company Balance Sheet as of June 30, 2005

Minnesota Intrastate Pipeline Company Statement of Operations for the three and six months ended June 30, 2005

National Furnace Company Balance Sheet as of June 30, 2005

National Furnace Company Statement of Operations for the three and six months ended June 30, 2005

CenterPoint Energy Offshore Management Services, LLC Balance Sheet as of June 30, 2005

CenterPoint Energy Offshore Management Services, LLC Statement of Operations for the three and six months ended June 30, 2005

B. Exhibits:

   None.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: August 30, 2005

CENTERPOINT ENERGY, INC.
and its Subsidiaries


                                        By: /s/ Walter L. Fitzgerald
                                            ------------------------------------
                                            Walter L. Fitzgerald
                                            Vice President and Controller
                                            CenterPoint Energy, Inc.